15046019

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01\01\14 (MM/DD/YY) AND ENDING 12|31|14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 LaSalle Avenue, Suite 2100
(No. and Street)

Minneapolis Minnesota 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd., #200 St Paul MN 55042
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL B. SCHIERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FELTL and COMPANY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN D. ARNESON
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31, 2020

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl & Company's Exemption Report

Feltl & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Feltl & Company

I, Mike Schierman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

February 26,2015

Feltl and Company, Inc.

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2014 and 2013

Feltl and Company, Inc.

Financial Statements and Additional Information
Years Ended December 31, 2014 and 2013

Table of Contents

Independent Auditor's Report 1

Financial Statements

Balance Sheets 2
Statements of Operations 3
Statements of Stockholders' Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Additional Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission 15

Independent Accountant's Report for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 16

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 17

WIPFLi

Independent Auditor's Report

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Feltl and Company, Inc., which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Feltl and Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 26, 2015

Feltl and Company, Inc.

Balance Sheets

December 31, 2014 and 2013

Assets	2014	2013
Cash and cash equivalents	$ 3,784,736	$ 4,359,643
Broker loans receivable	4,049,557	3,850,483
Securities owned, at market	2,965,276	3,659,982
Receivables from brokers, dealers and others	417,455	437,537
Fixed assets, net	364,620	487,082
Prepaid expenses and other assets	106,014	114,153
TOTAL ASSETS	$ 11,687,658	$ 12,908,880

Liabilities and Stockholders' Equity		
Liabilities:		
Accrued employee compensation and benefits	$ 1,012,835	$ 579,692
Amount due to clearing firm, secured by securities owned	150,323	$ 233,246
Accounts payable	447,429	$ 87,136
Securities sold, not yet purchased, at market	5,400	$ 27,709
Accrued expenses and other liabilities	747,632	969,544
Total liabilities	2,363,619	1,897,327
Stockholders' equity:		
Common stock - Par value $1.00 per share		
Authorized - 1,000 shares		
Issued and outstanding - 528 shares	528	528
Additional paid-in capital	2,363,177	2,363,177
Retained earnings	6,960,334	8,647,848
Total stockholder's equity	9,324,039	11,011,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,687,658	$ 12,908,880

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Operations

Years Ended December 31, 2014 and 2013

	2014	2013
Revenue:		
Commissions	$ 11,919,877	$ 14,999,074
Investment banking fees	1,151,459	981,176
Firm trading profit (loss)	(39,053)	152,833
Interest	191,704	193,417
Corporate finance fees	1,572,762	1,803,343
Other	1,456,026	1,696,108
Total gross revenue	16,252,775	19,825,951
Interest expense	4,293	4,113
Net revenues	16,248,482	19,821,838
Noninterest Expenses:		
Employee compensation and benefits	12,504,569	14,535,397
Communication	970,313	970,823
Occupancy and depreciation	1,173,417	1,138,130
Legal and professional fees	272,891	198,969
Trade processing	499,415	568,264
Regulatory fees and assessments	1,347,868	142,180
Other	678,733	857,356
Total operating expenses	17,447,206	18,411,119
Net income (loss)	$ (1,198,724)	$ 1,410,719

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholders' Equity
Years Ended December 31, 2014 and 2013

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2013	528	$ 528	$ 2,363,177	$ 7,237,129	$ 9,600,834
Net income	-	-	-	1,410,719	1,410,719
Balances at December 31, 2013	528	528	2,363,177	8,647,848	11,011,553
Distributions to stockholder	-	-	-	(488,790)	(488,790)
Net loss	-	-	-	(1,198,724)	(1,198,724)
Balance at December 31, 2014	528	$ 528	$ 2,363,177	$ 6,960,334	$ 9,324,039

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows
Years Ended December 31, 2014 and 2013

		2014		2013
Increase (decrease) in cash and cash equivalents:				
Cash flows from operating activities:				
Net income (loss)	$	(1,198,724)	$	1,410,719
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation		158,510		166,850
Write-off of uncollectible broker loans		51,898		101,113
Amortization of broker loans receivable		503,155		659,344
Changes in operating assets and liabilities:				
Securities owned, at market		694,706		(583,800)
Receivables from brokers, dealers and others		20,082		(114,570)
Prepaid expenses and other assets		8,139		(1,396)
Accrued employee compensation and benefits		433,143		89,569
Accounts payable		360,293		22,037
Accrued expenses and other liabilities		(327,144)		25,521
Total adjustments		1,902,782		364,668
Net cash provided by operating activities		704,058		1,775,387
Cash flows from investing activities:				
Purchases of furniture and equipment		(36,048)		(69,343)
Payments received on broker loans		133,794		-
Issuance of broker loans		(887,921)		(1,135,773)
Net cash used in investing activities		(790,175)		(1,205,116)
Cash flows from financing activities - Distributions to stockholders		(488,790)		-
Net change in cash and cash equivalents		(574,907)		570,271
Cash and cash equivalents at beginning of year		4,359,643		3,789,372
Cash and cash equivalents at end of year	$	3,784,736	$	4,359,643

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $100,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues has been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statements of operations. Commissions for private placements are included in corporate finance fees, not gross commissions, and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for any potential tax liabilities, if applicable.

Income tax returns for the years ended 2013, 2012, and 2011 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2014.

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three years to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Broker Loans Receivable

Included in brokers loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally two to nine years, using the straight line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectible portion is made if deemed necessary.

Subsequent Events

Subsequent events have been evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2014 and 2013, the Company exceeded the insured limits by approximately $574,000 and $841,000, respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2014	2013
Leasehold improvements	$ 725,040	$ 725,040
Office equipment, furniture and fixtures	371,627	370,343
Computer equipment and software	234,608	199,844
Total	1,331,275	1,295,227
Accumulated depreciation	(966,655)	(808,145)
Net fixed assets	$ 364,620	$ 487,082

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases generally ranging from one to seven years with certain renewal options. The Company incurred total rent expense of $1,014,907 and $971,281 during 2014 and 2013, respectively, related to these leases.

Note 6 Leases (Continued)

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2014:

2015	$	447,583
2016		434,708
2017		289,921
2018		143,183
2019		121,796
Total	$	1,437,191

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $151,000 and $161,000 for 2014 and 2013, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2014, the Company had regulatory net capital of $4,853,406 which was $4,603,406 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.45 to 1.0.

Note 9 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2014, the outcome of any pending

Note 9 Commitments and Contingencies (Continued)

or threatened litigation will not have a material impact on the Company's financial condition or results of operations. At December 31, 2013, based on review of a regulator's requests for information, subsequent responses to the regulator, and discussions with the Company's legal counsel, management believed that although it could not estimate a range of loss or fine related to two inquiries, they anticipated that the resolution of these issues would result in a loss that could be material to the Company's financial position and results of operations. During 2014 these inquiries were resolved for $1,238,678, including $13,678 restitution and $1,225,000 regulatory assessments, which are included in regulatory fees and assessments in the 2014 statement of operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held. At December 31, 2014 and 2013, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2014 and 2013, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classification of the assets within the fair value hierarchy.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates

Note 10 Fair Value Measurements (Continued)

assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2014				
Securities owned:				
Certificates of deposit	$2,252,760	$ -	$ 2,252,760	$ -
Equity securities	301,683	301,683	-	-
Debt securities	410,833	-	410,833	-
Assets - Securities owned	$2,965,276	$ 301,683	$ 2,663,593	$ -
2013				
Securities owned:				
Certificates of deposit	$2,499,798	$ -	$ 2,499,798	$ -
Equity securities	701,491	701,491	-	-
Debt securities	458,693	-	458,693	-
Assets - Securities owned	$3,659,982	$ 701,491	$ 2,958,491	$ -

Note 11 Related-Party Transactions

In 2013, the Company commenced earning a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2014 and 2013, the Company recognized $484,884 and $342,619 in management fees, respectively, which are recorded in other revenue.

Note 12 Supplemental Cash Flow Information

Cash Paid for interest was $4,293 in 2014 and $4,113 in 2013.

Additional Information

Feltl and Company, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital:		
Total stockholders' equity		9,324,039
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable		4,049,557
Other broker receivables		11,078
Receivables from non-customers		1,017
Prepaid expenses and other assets		106,014
Portion of fixed assets, net		208,367
Total nonallowable assets		4,376,033
Net capital before haircuts on securities positions		4,948,006
Haircuts on securities		94,600
Net capital	$	4,853,406
Aggregate indebtedness:		
Items included in balance sheet:		
Amount due to clearing firm, secured by securities owned	$	150,323
Portion of accrued expenses and other liabilities		2,049,246
Total aggregate indebtedness	$	2,199,569
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	146,638
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess net capital	$	4,603,406
Ratio: Aggregate indebtedness to net capital		0.45

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part IIA FOCUS filed in January 2015.

WIPFLi

Independent Accountant's Report for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15c3-3, in which (1) Feltl and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Feltl and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Feltl and Company, Inc. stated that Feltl and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Feltl and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feltl and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 26, 2015

WIPFLi

Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Feltl and Company, Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Feltl and Company, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Feltl and Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. Feltl and Company, Inc.'s management is responsible for Feltl and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 26, 2015